FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1           FRN Variable Rate Fix released on 10 February 2003
No. 2           Holding(s) in Company released on 11 February 2003
No. 3           FRN Variable Rate Fix released on 11 February 2003
No. 4           FRN Variable Rate Fix released on 14 February 2003
No. 5           FRN Variable Rate Fix released on 14 February 2003
No. 6           FRN Variable Rate Fix released on 14 February 2003
No. 7           FRN Variable Rate Fix released on 14 February 2003

Document No. 1

FROM RATE FIXING

DATE 10 FEBRUARY 2003

RE: NORTHERN ROCK PLC
    HKD 90,000,000 SERIES 205 EMTN
    DUE: 12 MAY 2003
    ISIN: XS0129227798

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10FEB03 TO 12MAY03 HAS BEEN FIXED AT 1.58911 PCT PER ANNUM.

INTEREST PAYABLE VALUE 12MAY03 WILL AMOUNT TO:
HKD 3,961.89 PER HKD 1,000.000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
44 020 7508 3855/3857 OR FAX 44 020 7508 3881.

RATE-FIX DESK
CITIBANK N.A.LONDON

Document No. 2

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 11 February 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 17,793,687 ordinary 25p shares of the Company representing a non-beneficial holding of 4.22% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No. 3

RE:   NORTHERN ROCK PLC
      USD 100,000,000 SERIES 216 EMTN
      DUE FEB 2004
      ISIN: XS0143041340

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13FEB03 TO 13MAY03 HAS BEEN FIXED AT 1.43 PCT PER ANNUM.

INTEREST PAYABLE VALUE 13MAY03 WILL AMOUNT TO:
USD 35.35 PER USD 10,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

Document No. 4


Re Northern Rock Plc
   GBP 4,000,000 Series 224 EMTN
   Due July 2007
   ISIN XS0148017667

Please be advised that the interest rate for the period 13Feb03 to 13May03 has been fixed at 3.80723 pct per annum.

Interest payable value 13May03 will amount to:
GBP 92.83 per GBP 10,000 denomination

If you have any queries please contact the rate fix desk on Tel 44 207 508 3857/3855 or fax 44 207 508 3881

Ratefix Desk
Citibank N.A. London

Document No. 5

Re Northern Rock Plc
   GBP 4,000,000 Series 115 EMTN
   Due May 2003
   ISIN XS0083023324

Please be advised that the interest rate for the period 13Feb03 to 13May03 has been fixed at 3.55723 pct per annum.

Interest payable value 13May03 will amount to:
GBP 43.37 per GBP 5,000 denomination

If you have any queries please contact the rate fix desk on tel 44 207 508 3857/3855 or fax 44 207 508 3881

Ratefix Desk
Citibank N.A. London

Document No. 6

Re Northern Rock Plc
   GBP 5,000,000 Series 164 EMTN
   Due August 2004
   ISIN XS0100900165

Please be advised that the interest rate for the period 13Feb03 to 13May03 has been fixed at 3.77723 pct per annum.

Interest payable value 13May03 will amount to:
GBP 92.10 per USD 10,000 denomination

If you have any queries please contact the rate fix desk on Tel 44 207 508 3857/3855 or fax 44 207 508 3881

Ratefix Desk
Citibank N.A. London

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 2,000,000 SERIES 217 EMTN
    DUE: 14 FEB 2007
    ISIN: XS0143113438

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14FEB03 TO 14MAY03 HAS BEEN FIXED AT 3.69875 PCT PER ANNUM.

INTEREST PAYABLE VALUE 14MAY03 WILL AMOUNT TO:
GBP 9.02 PER GBP 1,000 DENOMINATION


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

RATE FIX DESK
CITIBANK N.A. LONDON




                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                     Northern Rock plc
                                     (Registrant)



Date:  17 February 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary